Sumitomo Corporation

04 FEB -3 AM 7:21

Rule 12g3-2(b) File No. 82-34680

January 31, 2004

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04012596

SUPPL

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Brief Statements of Quarterly Financial Results dated January 30, 2004 (Consolidated basis. USGAAP) [English translation].

dw 2/4

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Tetsuro Fukumoto

General Manager, Investor Relations Dept.

Sumitomo Corporation

(Tel:81(3)-5166-3452, Fax: 81(3)-5166-6292).

Highlights of consolidated quarterly results 2003 (Third quarter ended December 31, 2003)

January 30, 2004

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation

Unit: 100 millions of yen (rounded to the nearest 100 million)

Consolidated Income	Nine months ended Dec.31, 2003 ('03/4-12) (A)	Third quarter ('03/10-12)	Nine months ended Dec.31, 2002 ('02/4-12) (B)	increase/(decrease) amount (A)-(B)	increase/(decrease) percentage	Annual targets ('03/4-'04/3) (C)	Results of the previous fisical year ('02/4-'03/3) (D)	increase/ (decrease) (C)-(D)
Total trading transactions	64,771	21,436	65,429	(658)	(1.0%)	91,000	92,296	(1,296)
Gross trading profit	3,652	1,228	3,566	86	2.4%	5,000	4,964	36
Selling, general and administrative expenses	(3,099)	(1,028)	(3,013)	(86)	(2.9%)	(4,120)	(4,063)	(57)
(Provision for)/reversal of allowance for doubtful receivables	(12)	(2)	22	(34)	-	(30)	(8)	(22)
Operating income	541	198	575	(34)	(5.9%)	850	893	(43)
Interest expense, net of interest income	(38)	(15)	(49)	11	23.2%	(50)	(60)	10
Dividends	59	18	48	11	22.4%	70	64	6
Gain on sale of marketable securities and investments, net	194	58	56	138	246.5%		167	
Valuation loss on marketable securities and investments	(21)	0	(144)	123	85.4%	(40)	(661)	668
Gain on sale of property and equipment, net	135	122	39	95	241.8%		33	
Other, net	(68)	(5)	32	(101)	-		(247)	
Income before income taxes, minority interests in earnings of subsidiaries, and equity in earnings of associated companies	802	375	558	244	43.7%	830	188	642
Income taxes	(352)	(170)	(222)	(129)	(58.1%)	(360)	60	(420)
Income before minority interests in earnings of subsidiaries and equity in earnings of associated companies	450	205	336	115	34.2%	470	249	221
Minority interests in earnings of subsidiaries	(47)	(13)	(43)	(4)	(9.2%)	(70)	(64)	(6)
Equity in earnings of associated companies	154	61	74	80	107.6%	200	98	102
Net income	557	253	366	190	52.0%	600	283	317
Calculation for reference*	487	179	394	93	23.5%	722	622	100

Summary of the results for the nine months (April 1, 2003-December 31, 2003) in comparison with the same period of the previous year

Total trading transactions
- Decreased due to the appreciation of the yen

Gross trading profit
(Businesses which showed strong performances)
- Acquisition of steel products business from Nichimen Corporation
- Automobile lease & finance business in Japan and Asia
- Automobile distributor business in Turkey
- Retail businesses including Summit (food supermarket chain)
- Recommencement of the power plant project in Indonesia

(Businesses which showed weak performances)
- Decrease of condominiums sales in Tokyo Metropolitan area compared with the same period of the previous year which showed strong performance.
- PVC pipe business in the U.S.
- Coal business in Australia

Selling, general and administrative expenses
- Increase in personnel expenses due to an increase of retirement benefit expenses and the expansion of business activities at subsidiaries

Interest expense, net of interest income
- Improved due to lower U.S. dollar interest rates

Gain on sale of marketable securities and investments, net
- Sales of securities mainly of financial institutions

Valuation loss on marketable securities and investments
- Losses on overseas information and telecommunication related investments were recorded during the same period of the previous year

Gain on sale of property and equipment, net
- Sales of commercial rent premises

Other, net
- Settlement paid on copper trading litigation
- Settlement received on copper trading litigation during the same period of the previous year

Equity in earnings of associated companies
- Improvements in Jupiter Telecommunications, Batu Hijau Project
- Strong performances in Sumisho Lease, Jupiter Programming, etc.

*Calculation: (Gross trading profit-Selling, general and administrative expenses-Interest expenses, net of interest income+Dividends)×58%+Equity in earnings of associated companies

Note: Operating income is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

Caution Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

Sumitomo Corporation

Unit: 100 millions of yen (rounded to the nearest 100 million)

Segment Information	Gross trading profit			Operating income			Net income		
	Nine months ended Dec. 31, 2003	Nine months ended Dec. 31, 2002	increase/ (decrease)	Nine months ended Dec. 31, 2003	Nine months ended Dec. 31, 2002	increase/ (decrease)	Nine months ended Dec. 31, 2003	Nine months ended Dec. 31, 2002	increase/ (decrease)
Metal Products	320	277	43	101	81	20	63	67	(3)
Transportation & Construction Systems	736	638	98	168	127	41	95	64	31
Machinery & Electric	162	135	28	(10)	(39)	29	1	(21)	22
Media, Electronics & Network	284	273	11	26	6	20	48	(41)	89
Chemical	165	177	(12)	19	24	(5)	13	20	(7)
Mineral Resources & Energy	196	229	(33)	5	27	(22)	40	27	13
Consumer Goods & Service	669	643	26	67	77	(10)	36	36	0
Materials & Real Estate	357	374	(17)	81	149	(68)	107	59	48
Financial & Logistics	108	107	1	5	7	(1)	15	11	4
Domestic Regional Business Units and Offices	291	374	(83)	27	35	(8)	19	9	10
Overseas Subsidiaries and Branches	411	416	(5)	50	40	9	49	45	4
Segment Total	3,700	3,642	57	540	535	6	486	276	210
Corporate and Eliminations	(47)	(76)	29	1	41	(39)	71	90	(19)
Consolidated	3,652	3,566	86	541	575	(34)	557	366	190

Note: Operating income is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

Assets and Liabilities	As of Dec.31, 2003	As of Mar.31, 2003	increase/ (decrease)
Total assets	48,793	48,637	156
Total shareholders' equity	7,165	6,263	903
Shareholders' equity ratio	14.7%	12.9%	1.8pt
Working Capital	4,357	3,469	889
Interest - bearing liabilities, net	24,440	25,028	(588)
Debt - equity ratio, net (times)	3.4	4.0	(0.6pt)

Summary

Shareholders' equity ratio

Improved by 1.8 points, due to the increase of shareholders' equity affected by the increase of retained earnings and net unrealized holding gains on securities available-for-sale, while total assets also increased by the investments for the expansion of the earnings base.

Working Capital

Increased as a result of shifting partly from short-term funding to long-term funding and keeping the level of liquidity.

Debt - equity ratio, net (times)

Improved by 0.6 points, due to the decrease of interest-bearing liabilities and increase of shareholders' equity.

January 30, 2004

Consolidated quarterly results 2003 (Third quarter ended December 31, 2003)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation

Stock Exchange code No. 8053
(The first sections of Tokyo and Osaka Stock Exchanges)
President & CEO, Motoyuki Oka
For further information contact:
Keiji Nakajima, Corporate Communications Dept. Tel.+81-3-5166-3089
Makoto Nakamura, Accounting Controlling Dept. Tel.+81-3-5166-3354
(URL http://www.sumitomocorp.co.jp/english)

1. Consolidated results for the nine-month period (April 1, 2003-December 31, 2003)

	Nine months ended December 31, 2003			Nine months ended Dec. 31, 2002	increase/ (decrease)	Annual Targets Year ending Mar. 31, 2004
	Total	Six months ended Sep.30, 2003	Three months ended Dec.31, 2003			
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
Total Trading Transactions	6,477,131	4,333,556	2,143,575	6,542,937	(65,806)	9,100,000
Gross Trading Profit	365,210	242,404	122,806	356,567	8,643	500,000
Operating Income	54,146	34,330	19,816	57,522	(3,376)	85,000
Net Income	55,652	30,378	25,274	36,617	19,035	60,000

	As of Dec.31, 2003	As of Mar.31, 2003	increase/ (decrease)
	(millions of yen)	(millions of yen)	(millions of yen)
Total Assets	4,879,279	4,863,695	15,584
Total Shareholders' Equity	716,537	626,250	90,287
Shareholders' Equity Ratio	14.7%	12.9%	1.8%

Notes 1) These consolidated results are prepared on the basis of accounting principles generally accepted in the United States of America.
2) The results of the third quarter are not audited by independent public accountants.
3) Third quarter : Number of consolidated subsidiaries; 561, Number of equity method applied associated companies; 211
Previous fiscal year : Number of consolidated subsidiaries; 534, Number of equity method applied associated companies; 187
4) Amounts are rounded to the nearest million.
5) Operating income is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

2. Operating results for the nine-month period (April 1, 2003-December 31, 2003)

The Company's consolidated total trading transactions for the nine months ended December 31, 2003 was 6,477.1 billion yen, a 1.0% decrease from the same period of the previous year, reflecting the appreciation of the yen.
Gross trading profit increased by 8.6 billion yen to 365.2 billion yen. By segment, in Metal Products, acquisition of steel products business from Nichimen Corporation contributed and in Transportation & Construction Systems, automobile lease and finance business in Japan and Asia expanded. In Consumer Goods & Service, retail businesses including Summit, the food supermarket chain, showed continuous strong performances.
Selling, general and administrative expenses increased by 8.6 billion yen and provision for doubtful receivables increased by 3.4 billion yen. On the other hand, gain on marketable securities and investments, net, gain on sale of property and equipment, net, and equity in earnings of associated companies improved.
As a result, net income for the nine months ended December 31, 2003 totaled 55.7 billion yen, an increase of 19 billion yen or representing 52% increase from the same period of the previous year.

<u>Caution Concerning Forward-looking Statements</u>

This report includes forward-looking statements relating to our future plans, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

Sumitomo Corporation and Subsidiaries

Consolidated Statements of Income

Nine-month periods ended December 31, 2003 and 2002

(Unaudited)

	Millions of yen				Millions of U.S. Dollars
	2003			2002	2003
	Six months ended September 30	Three months ended December 31	Nine months ended December 31	Nine months ended December 31	Nine months ended December 31
Gross trading profit (from total trading transactions: 2003, Six months ended Sept.30 ; ¥4,333,556; Three months ended Dec.31 ; ¥2,143,575; Nine months ended Dec.31 ; ¥6,477,131 ($60,534 million); 2002, Nine months ended Dec.31 ; ¥6,542,937 million)	¥ 242,404	¥ 122,806	¥ 365,210	¥ 356,567	$ 3,413
Other income (expenses) :					
Selling, general and administrative expenses	(207,116)	(102,796)	(309,912)	(301,282)	(2,896)
(Provision for)/reversal of allowance for doubtful receivables	(958)	(194)	(1,152)	2,237	(11)
Interest expense, net of interest income	(2,325)	(1,469)	(3,794)	(4,942)	(35)
Dividends	4,146	1,767	5,913	4,830	55
Gain (loss) on marketable securities and investments, net	11,500	5,776	17,276	(8,775)	161
Gain on sale of property and equipment, net	1,327	12,161	13,488	3,946	126
Settlement (paid)/received on copper trading litigation	(4,851)	(47)	(4,898)	2,022	(46)
Other, net	(1,469)	(478)	(1,947)	1,187	(18)
Total	(199,746)	(85,280)	(285,026)	(300,777)	(2,664)
Income before income taxes, minority interests in earnings of subsidiaries, and equity in earnings of associated companies	42,658	37,526	80,184	55,790	749
Income taxes	(18,119)	(17,042)	(35,161)	(22,236)	(328)
Income before minority interests in earnings of subsidiaries and equity in earnings of associated companies	24,539	20,484	45,023	33,554	421
Minority interests in earnings of subsidiaries	(3,397)	(1,342)	(4,739)	(4,340)	(44)
Equity in earnings of associated companies	9,236	6,132	15,368	7,403	143
Net income	¥ 30,378	¥ 25,274	¥ 55,652	¥ 36,617	$ 520
Disclosure of comprehensive income (loss):					
Net income for the period	30,378	25,274	55,652	36,617	520
Other comprehensive income (loss), net of tax:					
Net unrealized holding gains/(losses) on securities available-for-sale	50,420	8,820	59,240	(37,062)	554
Foreign currency translation adjustments	4,173	(19,433)	(15,260)	(11,553)	(143)
Net unrealized gains (losses) on derivatives	(198)	114	(84)	87	(1)
Comprehensive income (loss) for the period	¥ 84,773	¥ 14,775	¥ 99,548	¥ (11,911)	$ 930

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥107=US$1.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2003 (Unaudited) and March 31, 2003

	Millions of Yen		Millions of U.S. Dollars
	December 31, 2003	March 31, 2003	December 31, 2003
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 289,312	¥ 324,358	$ 2,704
Time deposits	5,629	3,360	53
Marketable securities	2,807	7,643	26
Receivables—trade			
Notes and loans	280,869	270,737	2,625
Accounts	1,076,428	1,095,814	10,060
Associated companies	140,949	138,329	1,317
Allowance for doubtful receivables	(9,402)	(9,762)	(88)
Inventories	419,484	413,091	3,920
Deferred income taxes	27,779	29,273	260
Advance payments to suppliers	69,963	47,802	654
Other current assets	159,013	116,129	1,486
Total current assets	2,462,831	2,436,774	23,017
Investments and long-term receivables:			
Investments in and advances to associated companies	402,087	375,743	3,758
Other investments	456,979	413,572	4,271
Long-term receivables	669,726	666,049	6,259
Allowance for doubtful receivables	(66,653)	(76,185)	(623)
Total investments and long-term receivables	1,462,139	1,379,179	13,665
Property and equipment, at cost less accumulated depreciation	728,849	761,016	6,812
Other assets	225,460	286,726	2,107
Total	¥ 4,879,279	¥ 4,863,695	$ 45,601

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥107=US$1.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2003 (Unaudited) and March 31, 2003

	Millions of Yen		Millions of U.S. Dollars
	December 31, 2003	March 31, 2003	December 31, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt	¥ 478,649	¥ 615,840	$ 4,473
Current maturities of long-term debt	411,400	382,164	3,845
Payables—trade			
Notes and acceptances	129,195	115,189	1,207
Accounts	715,320	728,680	6,685
Associated companies	31,989	25,565	299
Income taxes	10,781	17,075	101
Accrued expenses	45,599	47,695	426
Advances from customers	85,371	60,462	798
Other current liabilities	118,804	97,245	1,111
Total current liabilities	2,027,108	2,089,915	18,945
Long-term debt, less current maturities	2,037,902	2,045,957	19,046
Accrued pension and retirement benefits	9,425	9,075	88
Deferred income taxes	8,594	3,914	80
Minority interests	79,713	88,584	745
Shareholders' equity:			
Common stock	169,439	169,439	1,584
Additional paid-in capital	189,548	189,548	1,771
Retained earnings			
Appropriated for legal reserve	17,686	17,686	165
Unappropriated	364,838	317,694	3,410
	382,524	335,380	3,575
Accumulated other comprehensive loss	(23,472)	(67,368)	(219)
Treasury stock, at cost	(1,502)	(749)	(14)
Total shareholders' equity	716,537	626,250	6,697
Total	¥ 4,879,279	¥ 4,863,695	$ 45,601

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥107=US$1.

Sumitomo Corporation and Subsidiaries

Segment Information

Nine-month periods ended December 31, 2003 and 2002
(Unaudited)

Operating segments:

2003:

Segment	Millions of Yen Total trading transactions	Gross trading profit	Net income	As of December 31 Segment assets
Metal Products	¥ 720,606	¥ 32,027	¥ 6,327	¥ 392,200
Transportation & Construction Systems	937,592	73,594	9,505	797,758
Machinery & Electric	898,815	16,212	86	420,018
Media, Electronics & Network	268,772	28,398	4,767	369,097
Chemical	306,470	16,539	1,295	179,735
Mineral Resources & Energy	1,029,054	19,646	3,976	326,202
Consumer Goods & Service	628,725	66,899	3,575	301,205
Materials & Real Estate	274,061	35,707	10,692	585,973
Financial & Logistics	64,083	10,781	1,544	185,464
Domestic Regional Business Units and Offices	810,122	29,050	1,900	374,443
Overseas Subsidiaries and Branches	862,889	41,103	4,930	505,330
Segment Total	6,801,189	369,956	48,597	4,437,425
Corporate and Eliminations	(324,058)	(4,746)	7,055	441,854
Consolidated	¥ 6,477,131	¥ 365,210	¥ 55,652	¥ 4,879,279

During the period, Construction & Real Estate business in "Domestic Regional Business Units and Offices" was reorganized to "Materials & Real Estate". The following effects of the reorganization are included in "Materials & Real Estate".

Total trading transactions ¥33,570 millions, Gross trading profit ¥ 7,806 millions,
Net income ¥ 6,993 millions, Segment assets ¥150,309millions

2002:

Segment	Millions of Yen Total trading transactions	Gross trading profit	Net income	As of March 31 Segment assets
Metal Products	¥ 674,573	¥ 27,709	¥ 6,664	¥ 344,055
Transportation & Construction Systems	932,921	63,825	6,406	764,872
Machinery & Electric	938,825	13,459	(2,069)	451,214
Media, Electronics & Network	265,721	27,309	(4,123)	339,205
Chemical	286,283	17,689	2,036	186,508
Mineral Resources & Energy	1,004,302	22,899	2,662	309,513
Consumer Goods & Service	653,490	64,253	3,583	271,461
Materials & Real Estate	306,998	37,441	5,934	449,586
Financial & Logistics	79,989	10,678	1,129	161,539
Domestic Regional Business Units and Offices	948,120	37,363	884	569,789
Overseas Subsidiaries and Branches	818,182	41,590	4,531	503,706
Segment Total	6,909,404	364,215	27,637	4,351,448
Corporate and Eliminations	(366,467)	(7,648)	8,980	512,247
Consolidated	¥ 6,542,937	¥ 356,567	¥ 36,617	¥ 4,863,695

2003:

Segment	Millions of U.S.Dollars Total trading transactions	Gross trading profit	Net income	As of September 30 Segment assets
Metal Products	$ 6,735	$ 299	$ 59	$ 3,665
Transportation & Construction Systems	8,764	688	89	7,456
Machinery & Electric	8,400	152	1	3,925
Media, Electronics & Network	2,512	265	45	3,450
Chemical	2,864	155	12	1,680
Mineral Resources & Energy	9,617	184	37	3,049
Consumer Goods & Service	5,876	625	33	2,815
Materials & Real Estate	2,561	334	100	5,476
Financial & Logistics	599	101	14	1,733
Domestic Regional Business Units and Offices	7,571	271	18	3,499
Overseas Subsidiaries and Branches	8,064	384	46	4,723
Segment Total	63,563	3,458	454	41,471
Corporate and Eliminations	(3,029)	(45)	66	4,130
Consolidated	$ 60,534	$ 3,413	$ 520	$ 45,601

During the period, Construction & Real Estate business in "Domestic Regional Business Units and Offices" was reorganized to "Materials & Real Estate". The following effects of the reorganization are included in "Materials & Real Estate".

Total trading transactions $314 millions, Gross trading profit $ 73 millions,
Net income $ 65 millions, Segment assets $1,405millions

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥107=US$1.